FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF

                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of November 2001

                             STMicroelectronics N.V.

                 -----------------------------------------------
                 (Translation of registrant's name into English)

           Route de Pre-Bois, ICC Bloc A, 1215 Geneva 15, Switzerland

           ----------------------------------------------------------
                    (Address of principal executive offices)

         [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

                           Form 20-F  X   Form 40-F
                                     ---           ---

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934]

                                 Yes       No  X
                                     ---      ---

         [If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-______]

Enclosures:

        A press release dated November 19, 2001 announcing STMicroelectronics' eligibility for admission into the Italian MIB30 Index.

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                           [STMicroelectronics Logo]



                                 PRESS RELEASE

                             COMMUNIQUE DE PRESSE

                               COMUNICATO STAMPA

                              PRESSEINFORMATION

PR No. C1116H

               STMicroelectronics eligible for admission into the
                              Italian MIB30 Index



Geneva, November 19, 2001 - STMicroelectronics (NYSE: STM) today confirmed its compliance with the new obligations on information deriving from the modifications brought to the "Instructions pertaining Markets Regulations" by Borsa Italiana and approved by the public authority responsible for regulating the Italian securities market, CONSOB. Such modifications are aimed at allowing companies incorporated outside Italy and meeting the necessary capitalization requirements to be eligible for admission into the MIB30 Index. The Index is comprised of the 30 leading stocks, based upon market capitalization and liquidity, listed on the Milan Stock Exchange.

A global semiconductor group, ST was simultaneously listed on the New York Stock Exchange and the Paris Stock Exchange in December 1994, and subsequently listed on the Milan Stock Exchange in 1998. ST, which is part of the CAC 40 (Euronext Paris), the Euronext 100, and the NYSE Composite as well as other key European and U.S. general and technology-specific indices, is now also eligible for admission into the Italian MIB30 Index.




About STMicroelectronics
STMicroelectronics is the world's third largest independent semiconductor company. The Company shares are traded on the New York Stock Exchange, on Euronext Paris and on the Milan Stock Exchange. The Company designs, develops, manufactures and markets a broad range of semiconductor integrated circuits
(ICs) and discrete devices used in a wide variety of microelectronic applications, including telecommunications systems, computer systems, consumer products, automotive products and industrial automation and control systems. In 2000, the Company's net revenues were $7,813.2 million and net earnings were $1,452.1 million. Further information on ST can be found at www.st.com.


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For further information, please contact:

STMicroelectronics
Maria Grazia Prestini                         Benoit de Leusse
Director, Corporate Media Relations           Investor Relations Manager Europe
Tel. +39.039.603.59.01                        Tel. +33.4.50.40.24.30
Tel. +33.4.50.40.25.32                        Fax +33.4.50.40.25.80
mariagrazia.prestini@st.com                   benoit.de-leusse@st.com


Morgen-Walke Europe

Lorie Lichtlen                                Jean-Benoit Roquette/Nicole Curtin
Media Relations                               Investor Relations
Tel. +33.1.47.03.68.10                        Tel. +33.1.47.03.68.10
Fax +33.1.47.03.93.38                         jbroquette@mweurope.com /
llichtlen@mweurope.com                        ncurtin@weurope.com




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                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, STMicroelectronics N.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 20, 2001                     STMicroelectronics N.V.

                                           By:    /s/ Pasquale Pistorio
                                              ----------------------------------
                                              Name:   Pasquale Pistorio
                                              Title:  President and Chief
                                                      Executive Officer